UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



                                                      SEC FILE NUMBER 000-23044
                                                      CUSIP NUMBER  619908 30 4


(Check One):   [X] Form 10-K   [ ]  Form 20-F   [ ] Form 10-Q  [ ] Form N-SAR

               For Period Ended: December 31, 2004
               [ ]  Transition Report on Form 10-K
               [ ]  Transition Report on Form 20-F
               [ ]  Transition Report on Form 11-K
               [ ]  Transition Report on Form 10-Q
               [ ]  Transition Report on Form N-SAR
               For the Transition Period Ended:________________


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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Motient Corporation
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Full Name of Registrant


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Former Name if Applicable

300 Knightsbridge Parkway
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Address of Principal Executive Office (Street and Number)

Lincolnshire, Illinois  60069
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City, State and Zip Code


PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


             (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Motient Corporation (the "Company") represents that it is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2004 (the "2004 10-K")without unreasonable effort and expense. The Company is in the process of responding to comments received by it on December 29, 2004 from the staff of the Securities and Exchange Commission (the "SEC") related to the Company's Annual Report on From 10-K for the year ended December 31, 2003 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 (the "Reports"). The Company believes it is important that the disclosure in the 2004 10-K, including the audited financial statements contained therein, be responsive to the comments received from the SEC staff and consistent with the amendments to the Reports that will be filed by the Company in response to the comments of the SEC. The Company's efforts to respond to these comments have resulted in a delay in the Company's ability to file the 2004 10-K. The Company represents that the 2004 10-K will be filed no later than the fifteenth calendar day following its prescribed due date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Robert Macklin        (847)                   478-4200
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         (Name)                (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                              Motient Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2005                     By:  /s/ Robert Macklin
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                                             Robert Macklin, General Counsel
                                             and Secretary

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.